

Mail Stop 3561

August 28, 2009

Mr. Peter A. Darbee
President and Chief Executive Officer
PG&E Corporation
Pacific Gas and Electric Company
One Market, Spear Tower
Suite 2400
San Francisco, California 94105

      RE: PG&E Corporation
               Pacific Gas and Electric Company
               Form 10-K For the Fiscal Year Ended December 31, 2008
               Filed February 24, 2009
               File No. 1-12609 and 1-2348

Dear Mr. Darbee:

      We have reviewed the responses in your letter dated August 20, 2009 and have the following additional comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanations. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-K For the Fiscal Year Ended December 31, 2008

Exhibit 13

Consolidated Financial Statements, page 46

Notes to the Consolidated Financial Statements, page 57

1.   We reviewed your response to comment one in our letter dated July 21, 2009. Please tell us how the Utility's "equity component" based on the CPUC-authorized capital structure is calculated. In addition, please explain to us why the amount of net assets in excess of unrestricted retained earnings of the Utility is not considered in your computation of restricted net assets pursuant to Rule 4-08(e)(3) of Regulation S-X.

Note 9: Earnings Per Share, page 74

2.   We reviewed your response to comment two in our letter dated July 21, 2009. It appears that you have not considered dividend equivalents declared to holders of participating securities in the calculation of undistributed income available to common shareholders in computing basic earnings per share. Please advise.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments. Please submit your response letter on EDGAR.

If you have any questions regarding these comments, please direct them to Adam Phippen, Staff Accountant, at (202) 551-3336. In his absence, please direct your questions to me at (202) 551-3344.

Sincerely,

William Thompson
Accounting Branch Chief